

Kate Flynn · 2nd

CEO & Founder, Sun & Swell Foods | Tory Burch Fellow

Santa Barbara, California, United States · 500+ connections ·

Contact info

 **Sun & Swell Foods**

 **Harvard Business School**

Experience



CEO & Founder
Sun & Swell Foods
Aug 2016 – Present · 4 yrs 8 mos
Santa Barbara, California Area

Retail & Consumer Products Consultant
Self-Employed
Jul 2016 – Present · 4 yrs 9 mos
United States



Kurt Salmon
4 yrs

Manager
Jan 2015 – Jul 2016 · 1 yr 7 mos
San Francisco Bay Area

Provides strategic consulting services to leading retailers, as well private equity funds investing in the retail and consumer products space.

Select Project Experience: ...see more



Senior Consultant
Aug 2012 – Jul 2016 · 4 yrs
San Francisco Bay Area



Senior Auditor / CPA
Deloitte
Sep 2007 – Jul 2010 · 2 yrs 11 mos
Orange County, California Area

Worked on teams to coordinate and execute financial statement audits for public and private companies across various industries, primarily manufacturing, retail, and hospitality.

Education



Harvard Business School
Master of Business Administration (MBA), Business Administration and Management, General
2010 – 2012
Activities and Societies: CFO of Retail and Luxury Goods Club Co-President of West Coast Club Member of Marketing and Entertainment & Media Club



UC Santa Barbara
B.A., Business Economics with Accounting Emphasis
2003 – 2007
Activities and Societies: Delta Gamma Sorority

Academy of Culinary Nutrition
2019 – 2019

Licenses & certifications

Certified Public Accountant

Volunteer experience

Mentor

Team in Training
2014 – Present · 7 yrs

Team In Training (TNT) is the flagship fundraising program for The Leukemia & Lymphoma Society (LLS). It is an endurance sports training program for charity that raises money for blood cancer research.

As a mentor, I help new recruits with their fundraising campaigns and assist them in accomplishing their goals of crossing the finish line in a long-distance race (half marathon or marathon).





